EXHIBIT 99.1

Just Energy Provides Update on ERCOT Resettlements

TORONTO, April 21, 2021 (GLOBE NEWSWIRE) -- Just Energy Group Inc. (“Just Energy” or the “Company”) (OTC: JENGQ), a retail energy provider specializing in electricity and natural gas commodities and bringing energy efficient solutions and renewable energy options to customers, announced today that the Company has received resettlement invoices from the Electricity Reliability Council of Texas (“ERCOT”) for the week of February 15, 2021 in connection with the Texas extreme weather event in February (the “Weather Event”) totaling approximately an additional US$48 million, substantially related to unexpected increases with respect to unaccounted for energy (UFE), as determined by ERCOT.

The resettlement invoices bring the total financial impact to the Company of the Weather Event to over US$300 million.   While the Company is disputing the invoices associated with the Weather Event, including the resettlement invoices, it has sufficient liquidity and has paid the invoices as they have come due, in accordance with ERCOT’s requirements. As of April 19, 2021, the Company had approximately C$245 million of cash. The total financial impact of the Weather Event to the Company may change due to additional ERCOT resettlements, potential legislation, the outcome of the dispute resolution process initiated by the Company with ERCOT and potential litigation challenges.

“While Just Energy continues to work through the ERCOT processes, the Company has been effectively serving and enrolling customers across North America.” said Scott Gahn, Just Energy’s President and Chief Executive Officer. “We are encouraged by our ability to successfully pursue opportunities for mass market customer growth over the past few months. As certain markets reopen and the recovery accelerates, we remain confident in our ability to capture critical market share and reap the benefits from the investments made in our digital sales channel and the return of our retail channel in key markets.”

Just Energy will provide additional updates as developments warrant. Further information regarding the Companies’ Creditors Arrangement Act (Canada) (“CCAA”) proceedings is available at the Monitor’s website http://cfcanada.fticonsulting.com/justenergy. Information regarding the CCAA proceedings can also be obtained by calling the Monitor’s hotline at 416-649-8127 or 1-844-669-6340 or by email at justenergy@fticonsulting.com.

About Just Energy Group Inc.
Just Energy is a retail energy provider specializing in electricity and natural gas commodities and bringing energy efficient solutions and renewable energy options to customers. Currently operating in the United States and Canada, Just Energy serves residential and commercial customers. Just Energy is the parent company of Amigo Energy, Filter Group Inc., Hudson Energy, Interactive Energy Group, Tara Energy, and terrapass. Visit https://investors.justenergy.com/ to learn more.

FORWARD-LOOKING STATEMENTS
This press release may contain forward-looking statements, including statements with respect to ERCOT resettlements; the potential for changes to the total financial impact of the Weather Event due to additional ERCOT resettlements, potential legislation, the outcome of the dispute resolution process initiated by the Company with ERCOT and potential litigation challenges; the potential for mass market customer growth; and ability to capture critical market share and reap the benefits from investments made in the Company’s digital sales channel. These statements are based on current expectations that involve several risks and uncertainties which could cause actual results to differ from those anticipated. These risks include, but are not limited to, risks with respect to: the ability of the Company to continue as a going concern; the outcome of proceedings under CCAA and similar legislation in the United States; the outcome of any legislative or regulatory actions; the outcome of any invoice dispute with ERCOT; the outcome of potential litigation in connection with the Weather Event; the quantum of the financial loss to the Company from the Weather Event and its impact on the Company’s liquidity; the Company’s discussions with key stakeholders regarding the Weather Event and the outcome thereof; the impact of the evolving COVID-19 pandemic on the Company’s business, operations and sales; reliance on suppliers; uncertainties relating to the ultimate spread, severity and duration of COVID-19 and related adverse effects on the economies and financial markets of countries in which the Company operates; the ability of the Company to successfully implement its business continuity plans with respect to the COVID-19 pandemic; the Company’s ability to access sufficient capital to provide liquidity to manage its cash flow requirements; general economic, business and market conditions; the ability of management to execute its business plan; levels of customer natural gas and electricity consumption; extreme weather conditions; rates of customer additions and renewals; customer credit risk; rates of customer attrition; fluctuations in natural gas and electricity prices; interest and exchange rates; actions taken by governmental authorities including energy marketing regulation; increases in taxes and changes in government regulations and incentive programs; changes in regulatory regimes; results of litigation and decisions by regulatory authorities; competition; and dependence on certain suppliers. Additional information on these and other factors that could affect Just Energy’s operations or financial results are included in Just Energy’s annual information form and other reports on file with Canadian securities regulatory authorities which can be accessed through the SEDAR website at www.sedar.com on the U.S. Securities and Exchange Commission’s website at www.sec.gov or through Just Energy’s website at www.justenergygroup.com.

FOR FURTHER INFORMATION PLEASE CONTACT:

Investors

Michael Cummings
Alpha IR
Phone: (617) 982-0475
JE@alpha-ir.com

Monitor
FTI Consulting Inc.
416-649-8127 or 1-844-669-6340
justenergy@fticonsulting.com

Media
Boyd Erman
Longview Communications and Public Affairs
Phone: 416-523-5885
berman@longviewcomms.ca

Source: Just Energy Group